SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

THE WASHTENAW GROUP, INC.
(Name of Issuer)


Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)


941022 10 5
(CUSIP Number)


December 13, 2005
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is
filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be
"filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes)




CUSIP NO. 941022 10 5


1. Names of Reporting Persons: Robert B. Krumme
I.R.S. Identification Nos. of Above Persons (entities only)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC Use Only
4. Citizenship or Place of Organization: United States
Number of
Shares
5. Sole Voting Power 129,600
Beneficially
Owned by
6. Shared Voting Power 70,300

Each 7. Sole Dispositive Power 129,600
Reporting
Person 8. Shared Dispositive Power 70,300
With

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 199,900
10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares
(See Instructions) [ ]
11. Percent of Class Represented by Amount in Row 9: 4.4%
12. Type of Reporting Person (See Instructions): IN

CUSIP No. 941022 10 5 13G Page 2 of 4 Pages



CUSIP NO. 941022 10 5

Item 1.

(a) Name of Issuer: The Washtenaw Group, Inc.
(b) Address of Issuer's Principal Executive Offices:
3767 Ranchero Drive
Ann Arbor, MI 48108
Item 2.

(a) Name of Persons Filing: Robert B. Krumme
(b) Address of Principal Business Office or, if none, Residence:
Sooner Southwest Bankshares, Inc.
2512 B East 71st Street
Tulsa, OK 74136
(c) Citizenship: United States
(d) Title of Class of Securities: Common Stock, Par Value $0.01 Per Share
(e) CUSIP Number: 941022 10 5
Item 3. If this statement is filed pursuant to &#167 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C.
78c).
(d) [ ] Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ] An investment adviser in accordance with &#167 240.13d- 1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with &#167 240.13d-1(b)(a)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with &#167 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal
Deposit
Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3 &#169(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with &#167 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership

Robert B. Krumme owns individually 129,600 shares with sole investment and dispositive power. Robert B. Krumme has shared voting and investment power of
(i) 45,300

CUSIP No. 941022 10 5 13G Page 3 of 4 Pages




CUSIP NO. 941022 10 5

shares with a corporation of which he is President and (ii) 25,000 shares with a limited liability company of which he is one of two managers.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

(b) By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2005.



/s/ Robert B. Krumme

CUSIP No. 941022 10 5 13G Page 4 of 4 Pages